SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

DNB Financial Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

233237 10 6

(CUSIP Number)

J. Abbott R. Cooper

CT Opportunity Partners I LP

203 Colony Road

Jupiter, FL 33469

917-744-7758

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 17, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233237106

1	Name of Reporting Person CT Opportunity Partners I LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 256,945

	8	Shared Voting Power 0

	9	Sole Dispositive Power 256,945

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 256,945

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.95%*

14	Type of Reporting Person (See Instructions) PN

*                 The percentage calculations herein are based upon an aggregate of 4,315,518 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of November 5, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2018.

CUSIP No. 233237106

1	Name of Reporting Person CT Opportunity Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 256,945*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 256,945*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 256,945

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.95%**

14	Type of Reporting Person (See Instructions) OOO (Limited Liability Company)

*                 Solely in its capacity as general partner of CT Opportunity Partners I LP.  CT Opportunity Management LLC disclaims beneficial ownership except to the extent of its pecuniary interest therein.

**          The percentage calculations herein are based upon an aggregate of 4,315,518 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of November 5, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2018.

CUSIP No. 233237106

1	Name of Reporting Person Driver Management Company LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 23,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 23,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.53%*

14	Type of Reporting Person (See Instructions) OOO (Limited Liability Company)

*                 The percentage calculations herein are based upon an aggregate of 4,315,518 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of November 5, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2018.

CUSIP No. 233237106

1	Name of Reporting Person J. Abbott R. Cooper

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 23,000*

	8	Shared Voting Power 256,945*

	9	Sole Dispositive Power 23,000*

	10	Shared Dispositive Power 256,945*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 279,945

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.49%**

14	Type of Reporting Person (See Instructions) IN

*                 Mr. Cooper may be deemed to beneficially own and have shared voting and dispositive power over 256,644 shares as one of the two controlling persons of CT Opportunity Management LLC.  Mr. Cooper may be deemed to beneficially own and have sole voting and dispositive power over 23,000 shares as the controlling person of Driver.  Mr. Cooper disclaims beneficial ownership of any shares held by any of the Reporting Person except to the extent of his pecuniary interest therein.

**          The percentage calculations herein are based upon an aggregate of 4,315,518 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of November 5, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2018.

CUSIP No. 233237106

1	Name of Reporting Person John B. Thompson II

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 256,945*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 256,945*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 256,945

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.95%**

14	Type of Reporting Person (See Instructions) IN

*                 Mr. Thompson may be deemed to beneficially own these shares as one of the two controlling persons of CT Opportunity Management LLC.  Mr. Thompson disclaims beneficial ownership of any shares held by any of the Reporting Person except to the extent of his pecuniary interest therein.

**          The percentage calculations herein are based upon an aggregate of 4,315,518 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of November 5, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2018.

Item 1.  Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, $1.00 par value (the “Common Stock”), of DNB Financial Corporation, a Delaware corporation (“DNB” or the “Issuer”).  The principal executive offices of the Issuer are located at 4 Brandywine Avenue, Downingtown, PA 19335.

Item 2.  Identity and Background.

(a)                                 The undersigned hereby file this Schedule 13D Statement on behalf of CT Opportunity Partners I LP, a Delaware limited partnership (“Partnership”), CT Opportunity Management LLC, a Delaware limited liability company (“GP”), Driver Management Company LLC, a Delaware limited liability company (“Driver”), J. Abbott R. Cooper and John B. Thompson II.  Partnership, GP, Driver, Mr. Cooper and Mr. Thompson are sometimes referred to as the “Reporting Persons.”  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b) — (c)

Partnership is a Delaware limited partnership, the principal purpose of which is to hold shares of the Common Stock.

GP is a Delaware limited liability company, the principal purpose of which is to be the general partner of Partnership.

Driver is a Delaware limited liability company, the principal purpose of which is to manage investments, including investments in separate client accounts (the “Separate Client Accounts”).

Messrs. Cooper and Thompson are the managers of GP.  Mr. Cooper is also the controlling person of Driver.

The present principal occupation of Mr. Cooper is to manage Driver and the GP.  The present principal occupation of Mr. Thompson is a private investor.

The principal place of business address of Partnership, GP and Mr. Thompson is 203 Colony Road, Jupiter, FL 33469.  The principal place of business address of Driver and Mr. Cooper is 215 East 72nd Street, New York, NY 10021.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The Partnership acquired the shares Common Stock owned by it in exchange for equity interests in the Partnership.  The aggregate purchase price of the shares common stock beneficially owned by Driver was $832,148.06.  The shares of Common Stock owned by Driver were purchased with funds in client accounts in open market transactions.

Item 4.                                  Purpose of Transaction

An oft repeated axiom regarding publicly traded community banks is that independence is not a right, but must be earned.  The generally understood corollary to this maxim is that a community bank that is not earning its independence should immediately seek to maximize stockholder value though a sale.  In the Reporting Persons’ opinion, there is little in the Issuer’s recent results or immediate prospects to suggest that it is currently earning its independence or likely to do so in the near future.

Partnership acquired the Subject Common Stock for purposes of investment based on, among other things, the Reporting Persons’ belief that the shares of Common Stock are trading at a significant discount to their fair value.  More specifically, the Reporting Persons believe the current market price for the shares of Common Stock does not fully reflect the value of the Issuer’s banking franchise in the attractive, greater Philadelphia metropolitan market or the price that might be obtained in a sale or similar transaction, particularly given the Issuer’s significantly higher than peer expense levels.

The Reporting Persons intend to engage with the Issuer and with other stockholders to address what the Reporting Persons believe are manifest failures by the Issuer to maximize the long-term value of its franchise, including the Issuer’s apparent absence of any clear strategic direction and failure to articulate any specific plans to increase profitability and enhance stockholder value.

The Reporting Persons are also deeply concerned by what seem to be recent failures in the Issuer’s governance.  Among other items, the Reporting Persons were dismayed by the fact that the Issuer made a $433,519.35 severance payment to Vince Luizzi, the Issuer’s former Chief Banking Officer, even though Mr. Luizzi was not contractually entitled to this payment.  The Issuer appears to have justified this golden parachute to Mr. Luizzi by referring to a “Change of Control Agreement” it signed with Mr. Luizzi in 2014, but no such change of control has occurred.  In fact, the agreement specifically stated that it “does not govern any termination of [Mr. Liuzzi’s] employment with [the Issuer] which occurs prior to a ‘change of control’” (emphasis added).  The Issuer’s false justification for this payment therefore appears to the Reporting Persons to be an intent to mislead, obfuscate and avoid having to provide a real explanation for why the Issuer made a voluntary golden parachute payment of this magnitude to Mr. Luizzi.

The Issuer’s payment of false “change of control” payments is particularly insulting to stockholders because an actual change of control of the Issuer would, in the Reporting Persons’ view, deliver significant value to stockholders.  The Reporting Persons have performed an in-depth analysis of the Issuer’s financial performance and results of operations.  Based on this analysis and a review of recent sale transactions in the greater Philadelphia region and among similarly sized depository institutions nationwide, the Reporting Persons believe that the Issuer would, in a sale transaction, likely command a significant premium to both the Issuer’s current market price and to any stock price that the Issuer would, were it to remain independent, reasonably be expected to trade at in the foreseeable future.

Given the lackluster performance of the Issuer’s Common Stock since the announcement of its acquisition of East River Bank in April 2016, as well as the Issuer’s lack of strategic direction and governance failures, the Reporting Persons demand that the Issuer’s board of directors immediately engage independent, nationally recognized investment bankers with relevant industry and transactional experience to review all strategic alternatives, including a sale or similar transaction involving the Issuer.  The Issuer’s board should weigh the value of the Issuer to a buyer today versus the present value of the Issuer remaining independent, adjusted for the execution risk of the Issuer’s current plan, including the risk of potential changes in the economic and business climate (both nationally and in the markets in which the Issuer operates).  The Reporting Persons may seek board representation—through, among other methods, direct discussion with the Issuer’s board and/or the solicitation of proxies from the Issuer’s stockholders—if the Reporting Persons conclude that the Issuer’s board has failed to discharge its fiduciary duty, has inadequately canvassed the market to discover the price that might be obtained in a sale or similar transaction or has conducted a deficient or inadequate strategic review.

The Reporting Persons may also take other steps to increase stockholder value as well as pursue other plans or proposals that relate to, or would result in, any of the matters set forth in subparagraphs of (a)-(j) of Item 4 of Schedule 13D, excluding engaging in an extraordinary transaction, such as a merger, with the Issuer.  The Reporting Persons may present their views for consideration to the Issuer, other stockholders and other interested parties, privately or publicly.

Item 5.  Interest in Securities of the Issuer.

(a) Unless otherwise indicated, percentage interest calculations for each Reporting Person are based upon the Issuer having 4,315,518 shares of Common Stock outstanding.

Partnership

The aggregate number of shares of Common Stock that Partnership owns beneficially pursuant to Rule 13d-3 of the Act is 256,945 shares of Common Stock, which constitutes approximately 5.95% of the outstanding shares of Common Stock.

GP

Because of its position as the general partner of Partnership, GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 256,945 shares of Common Stock, which constitutes approximately 5.95% of the outstanding shares of Common Stock.  GP disclaims beneficial ownership of any shares owned by Partnership except to the extent of its pecuniary interest therein.

Driver

Because Driver is the investment manager for Separate Client Accounts that hold 23,000 shares of Common stock, Driver may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 23,000 shares of Common Stock, which constitutes approximately 0.53% of the outstanding shares of Common Stock.  Driver disclaims beneficial ownership of any shares of Common Stock held by the accounts managed by Driver except to the extent of its pecuniary interest therein.

Mr. Cooper

As the controlling person of Driver and one of the controlling persons of GP, Mr. Cooper may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 279,945 shares of Common Stock, which constitutes approximately 6.49% of the outstanding shares of Common Stock.  Mr. Cooper disclaims beneficial ownership of any shares of Common Stock held by Partnership or in Separate Client Accounts managed by Driver except to the extent of his pecuniary interest therein.

Mr. Thompson

As one of the controlling persons of GP, Mr. Thompson may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 256,945 shares of Common Stock, which constitutes approximately 5.95% of the outstanding shares of Common Stock.  Mr. Thompson disclaims beneficial ownership of any shares of Common Stock held by Partnership except to the extent of his pecuniary interest therein.

(b) Partnership has the power to vote or direct the vote of, and to dispose or direct the disposition of the shares of Common Stock owned directly by it.

GP, as the general partner of Partnership, has the power to vote or direct the vote of, and to dispose or direct the disposition of the shares of Common Stock owned directly by Partnership.

Messrs. Cooper and Mr. Thompson, as the controlling persons of GP, may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Partnership.  Mr. Cooper, as the controlling person of Driver, may be deemed to have sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by Driver.  Information regarding each of Mr. Cooper and Mr. Thompson is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.  Except as described in this Schedule 13D and Schedule I attached hereto, to the knowledge of any of the Reporting Persons, no other transactions in the Common Stock were effected by the Reporting Person or any of the entities or persons named in Item 2 hereto during the 60 days prior to the date of this Schedule 13D.

(d) To the knowledge of any of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 18, 2019, Partnership, GP, Driver, Mr. Cooper and Mr. Thompson entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7. Exhibits

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement

Schedule 1	Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2019

CT Opportunity Partners I LP
By:	CT Opportunity Management LLC, its general partner

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	President

CT Opportunity Management LLC

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	President

Driver Management Company LLC

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Manager

By	/s/ J. Abbott R. Cooper
J. Abbott R. Cooper

By	/s/ John B. Thompson II
John B. Thompson II